Filed Pursuant to Rule 433
Registration No. 333-185656
April 8, 2014

North American Palladium Provides Update on Second Tranche Offering

All figures are in Canadian dollars except where noted.

Toronto, Ontario, April 8, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) is pleased to provide an update on the proposed second tranche of its previously announced public offering (the “Offering”) of 7.5% convertible unsecured subordinated debentures, including an amendment to the terms and expected closing schedule.

The Company has amended the terms of its previously announced proposed Offering. The amendments include, among other things, a change in the formula used to calculate the conversion price to a 3-day volume weighted average price (“VWAP”) of the Common Shares on the Toronto Stock Exchange. The conversion price of the second tranche debentures will be C$0.4629 per share and the exercise price of the second tranche warrants will be C$0.5786 per share (both of which are subject to adjustment under certain circumstances); and acceleration of the anticipated closing date to on or around April 10, 2014.

The net proceeds from the Offering are expected to be used for expenditures at the Company’s Lac des Iles mine, exploration, mining equipment and for other general corporate purposes.

The Company has filed a final base shelf prospectus, a final prospectus supplement and an amended term sheet with the securities regulatory authorities dated April 8, 2014 with a syndicate led by Edgecrest Capital Corporation and with Canaccord Genuity Corp. in Canada and a registration statement (including a base prospectus) and a final prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the Offering. The Offering in Canada will be made only by the base shelf prospectus and the final prospectus supplement.

Before you invest, you should read the base shelf prospectus, the registration statement and the final prospectus supplement and other documents the Company has filed with the securities regulatory authorities in Canada and the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting SEDAR at www.sedar.com or EDGAR at www.sec.gov. Alternatively, the Company, or the lead agent will arrange to send you the offering documents if you so request by calling toll-free 1 (877) 257-7366.

The audit report included in the Company’s Annual Report on Form 40-F (“40-F”) contained an opinion from its independent registered public accounting firm, KPMG LLP, which included a “going concern” explanatory paragraph. The Company discusses this matter in Note 1 to the financial statements included in its 40-F. This press release does not represent any change or amendment to the Company’s financial statements or its 40-F.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the price of palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic

Investor Relations Advisor

Telephone: 416-360-7374

Email: jvincic@nap.com

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘will’, ‘expect’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the use of proceeds of the Offering, the anticipated closing of Tranche 2, and the ability to obtain the required approvals for the Offering. The Company cautions the reader that such forward looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Company may not be able to obtain sufficient financing to fund current capital needs, the risk that the Company will not be able to meet its financial obligations as they become due, and the possibility that the Company may not be able to obtain the necessary approvals. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will obtain the required approvals to complete the Offering. The forward-looking statements are not guarantees of future performance. There can be no assurance that the Offering will close when anticipated or at all, or that the terms will not change. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.